AMENDED AND RESTATED SHAREHOLDER SERVICES AGREEMENT

AMENDED AND RESTATED SHAREHOLDER SERVICES AGREEMENT, made this 3rd day of January 2006, by and between State Farm Mutual Fund Trust (the “Trust”) a Delaware business trust and open-end management investment company, which is authorized to issue shares of common stock in separate series, with each such series representing interests in a separate portfolio of securities and other assets (any such series being referred to as a “Fund”), and State Farm Investment Management Corp. (“SFIM”), a Delaware corporation. Each Fund issues shares in the following classes: Class A, Legacy Class A, Class B, Legacy Class B, Institutional Class, Class R-1, Class R-2, and Class R-3. This Agreement shall become effective May 1, 2006.

In consideration of the mutual covenants hereinafter contained, it is hereby agreed by and between the parties hereto as follows:

1. The Trust hereby appoints SFIM to provide information, assistance and administrative services for the benefit of the Trust and its shareholders. Such services and assistance may include, but are not limited to, maintaining shareholder accounts and records, answering inquiries regarding the Trust and its features, assisting shareholders with shareholder transactions, assisting in the processing of purchase and redemption transactions, assisting shareholders in changing dividend and investment options, account designations and addresses, and such other services as the Trust may reasonably request.

The R-1, R-2 and R-3 shares classes (collectively the “R-Shares”) are offered in conjunction with retirement plan administrative and recordkeeping services offered by a third party administrator (“TPA”) selected by SFIM. SFIM, through the TPA, shall provide additional services to shareholders of the R-Shares, including, but not limited to, those services specified in Schedule A.

SFIM accepts such appointment and agrees to render such services and to assume the obligations herein set forth for the compensation herein provided. SFIM shall for all purposes herein provided be deemed to be an independent contractor and, unless otherwise expressly provided or authorized, shall have no authority to act for or represent the Trust in any way or otherwise be deemed an agent of the Trust. SFIM, by separate agreements with the Trust, may also serve the Trust in other capacities. In carrying out its duties and responsibilities hereunder, SFIM will enter into arrangements with other persons to provide administrative and other services described herein, such as an arrangement with a TPA requiring the TPA to provide administrative and recordkeeping services to shareholders of the R-Shares. Such other persons shall at all times be deemed to be retained by SFIM and not by the Trust. Except for compensation payable by an employer to the TPA pursuant to a separate agreement between the employer and the TPA, SFIM and not the Trust will be responsible for the payment of compensation to the other persons for such services.

2. A. Shareholder Services Fee Effective Through April 30, 2005: For the services described in Section 1, Class A and Class B shares of each Fund, including Class A and Class B shares of the Equity and Bond Fund, shall pay to SFIM for each calendar quarter a shareholder service fee at the annual rate of 0.25% of the average daily net asset value of the Fund for the period for which such compensation is paid. The payment of the shareholder servicing fee with respect to Class A and Class B shares of each Fund shall be made by the Trust to SFIM within three business days after the end of the Trust’s fiscal quarter. For the services described in Section 1, R-Shares of each Fund, including the R-Shares of the Equity and Bond Fund, shall pay to SFIM for each month a shareholder service fee at an annual rate the amount of which is reflected in the schedule below and which depends on the total amount of net assets invested in R-Shares of all Funds on the close of the first business day of December in the previous calendar year:

Total Amount of Net Assets Invested in R-Shares of all Funds as of the First Business Day in December in the Previous Calendar Year	Percentage Charged as a Shareholder Servicing Fee to Each R-Share Class of Each Fund in the Subsequent Calendar Year
Less than $1 Billion	0.3200%
$1-2 Billion	0.3060%
$2-3 Billion	0.2907%
$3-4 Billion	0.2846%
$4-5 Billion	0.2813%
More than $5 Billion	0.2800%

For the calendar year in which the R-Shares commence operation, the percentage charged on an annual basis as a shareholder servicing fee shall equal 0.320%. The payment of the shareholder servicing fee with respect to R-Shares of each Fund shall be made by the Trust to SFIM within three business days after the end of each month. For the quarter and year in which this Agreement becomes effective or terminates, there shall be an appropriate proration on the basis of the number of days that the Agreement is in effect during such month and year, respectively. The services of SFIM to the Trust under this Agreement are not to be deemed exclusive, and SFIM shall be free to render similar services or other services to others. The shareholder service fee set forth in this Section 2.A. does not apply to the Institutional Class of Fund shares.

The net asset value for each share of each Fund of the Trust shall be calculated in accordance with the provisions of the Trust’s prospectus as in effect from time to time. On each day when net asset value is not calculated, the net asset value of a share of each Fund of the Trust shall be deemed to be the net asset value of such a share as of the close of business on the last day on which such calculation was made for the purpose of the foregoing computations.

B. Shareholder Services Fee Effective May 1, 2005 and Thereafter: For the services described in Section 1, Class A, Legacy Class A, Class B, Legacy Class B, and Institutional Class shares of each Fund, other than Class A, Legacy Class A, Class B, Legacy Class B and Institutional Class shares of the Equity and Bond Fund, shall pay to SFIM for each calendar quarter a shareholder service fee at the annual rate of 0.25% of the average daily net asset value of the Fund for the period for which such compensation is paid. The Trust shall pay the shareholder servicing fee due with respect to Class A, Legacy Class A, Class B, Legacy Class B and Institutional Class shares to SFIM within three business days after the end of the applicable calendar quarter. For the services described in Section 1, R-Shares of each Fund, other than the R-Shares of the Equity and Bond Fund, shall pay to SFIM for each month a shareholder service fee at an annual rate the amount of which is reflected in the schedule below and which depends on the total amount of net assets invested in R-Shares of all Funds on the close of the first business day of December in the previous calendar year. For the services described in Section 1, R-Shares of the Equity and Bond Fund shall pay to SFIM for each month a shareholder service fee at an annual rate the amount of which is 0.25% less than the annual rate paid by R-Shares of other Funds within the Trust. The Trust shall pay the shareholder servicing fee due with respect to R-Shares to SFIM within three business days after the end of the applicable month.

Total Amount of Net Asset Invested in R-Shares of all Funds as of the First Business Day in December in the Previous Calendar Year	Percentage Charged as a Shareholder Servicing Fee to Each R-Share Class of Each Fund in the Subsequent Calendar Year
Less than $1 Billion	0.3200%
$1-2 Billion	0.3060%
$2-3 Billion	0.2907%
$3-4 Billion	0.2846%
$4-5 Billion	0.2813%
More than $5 Billion	0.2800%

For the quarter and year in which this Agreement becomes effective or terminates, there shall be an appropriate proration on the basis of the number of days that the Agreement is in effect during such month and year, respectively. The services of SFIM to the Trust under this Agreement are not to be deemed exclusive, and SFIM shall be free to render similar services or other services to others.

The net asset value for each share of each Fund of the Trust shall be calculated in accordance with the provisions of the Trust’s prospectus as in effect from time to time. On each day when net asset value is not calculated, the net asset value of a share of each Fund of the

Trust shall be deemed to be the net asset value of such a share as of the close of business on the last day on which such calculation was made for the purpose of the foregoing computations.

3. The Trust shall assume and pay all charges and expenses of its operations not specifically assumed or otherwise to be provided by SFIM under this Agreement.

4. This Agreement may be terminated at any time without the payment of any penalty by the Trust or by SFIM on sixty (60) days written notice to the other party. Termination of this Agreement shall not affect the right of SFIM to receive payments on any unpaid balance of the compensation described in Section 2 hereof earned prior to such termination. All material amendments to this Agreement, including any increase in fees, must be approved by vote of the Board of Trustees of the Trust. This Agreement may not be assigned without the consent of the Trust.

5. If any provision of the Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder shall not be thereby affected.

6. Any notice under this Agreement shall be in writing, addressed and delivered or mailed, postage prepaid, to the other party at such address as such other party may designate for the receipt of such notice.

7. All parties hereto are expressly put on notice of the Trust’s Agreement and Declaration of Trust and By-laws and all amendments thereto, and the limitation of officer and trustee liability contained therein. This Agreement has been executed by and on behalf of the Trust by its representatives as such representatives and not individually, and the obligations of the Trust hereunder are not binding upon any of the trustees, officers or shareholders of the Trust individually, but are binding upon only the assets and property of each respective Fund.

8. This Agreement shall not take effect with respect to a Fund or a Fund share class until the day upon which Fund shares are first offered for sale to the public.

9. Neither the SFIM nor the Trust shall disclose or use nonpublic personal information (as defined in Rule 3(t) of Regulation S-P) provided by the other party, except as necessary to carry out the purposes for which such information is provided, including information that is used in accordance with Rules 14 and 15 of Regulation S-P in the ordinary course of business.

10. This Agreement shall be construed in accordance with applicable federal law and the laws of the State of Illinois (except as to Section 7 hereof, which shall be construed in accordance with the laws of the State of Delaware).

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year written above.

State Farm Mutual Fund Trust

By:	/s/ Edward B. Rust, Jr.
Name:	Edward B. Rust, Jr.
Title:	President

State Farm Investment Management Corp.

By:	/s/ Michael L. Tipsord
Name:	Michael L. Tipsord
Title:	Senior Vice President and Treasurer

Schedule A

A.	Daily valuation of accounts of persons who participate in a sponsored retirement plan (a “Participant”)

B.	Automated investment election changes for Participants

C.	Automated investment exchanges for Participants

D.	Contribution allocation for deferrals, rollover, matching, discretionary and non- discretionary contributions

E.	Contribution and loan repayment processing

F.	Participant statements

G.	Internet access to Participants

H.	24-hour Interactive Voice Response Line for Participants